                                                                     EXHIBIT 1.2



                        CHINA MOBILE (HONG KONG) LIMITED

      (Incorporated in Hong Kong with limited liability under the Companies
                                   Ordinance)


                      2002 ANNOUNCEMENT OF INTERIM RESULTS


Turnover reached RMB55.1 billion,       Net profit of RMB15.2 billion,
 up by 13%                               up by 10%

EBITDA of RMB33.4 billion,              Total subscribers exceeded 80.30
 up by 15%                               million, up by 10.66 million

Sustained high EBITDA margin 60.6%


CHAIRMAN'S STATEMENT

Dear Shareholders,

I am gratified to tell you that, during the first half of year 2002, the Company's businesses continued to grow steadily, achieving satisfactory operating results, while maintaining stable and strong cash flow. Concurrently, we successfully completed the acquisition of mobile telecommunications assets in Mainland China, which have immense development potential. While sharing this pleasing news with you, allow me to take this opportunity to thank you for your continued support of the Company.

The financial performance of the Group for the past six months was satisfactory. Excluding the eight recently acquired subsidiaries, the Group's operating revenue reached RMB55.1 billion, representing an increase of 13 per cent. over the same period in year 2001. EBITDA reached RMB33.4 billion, representing an increase of 15 per cent. over the same period last year. The Group's EBITDA margin was 60.6 per cent. Net profit reached RMB15.2 billion, representing an increase of 10 per cent. from the same period in year 2001. Earnings per share reached RMB0.82.

During the same period, the Company's businesses continued their steady and sustained growth. The number of mobile subscribers continued to grow rapidly. As at 30 June 2002, the Company's thirteen subsidiaries had 80.30 million subscribers, representing a net increase of 10.66 million subscribers from the subscriber base as at year-end 2001. Aggregate usage volume reached 92.7 billion minutes. Average minutes of usage per user per month (MOU) was 209 minutes. Owing to the Group's stable high-value customer segment and the significant increase in revenue from new businesses, as well as the relatively orderly market environment, the Group's average revenue per user per month (ARPU) was RMB124. Although this represents a small decline from RMB127 recorded in the fourth quarter of 2001, nonetheless, the rate of decline slowed. We are delighted to note that the development of our new businesses achieved the results we had projected, and particularly that the trend of development of mobile data services is quite positive. The promotion of the "Monternet" brand has achieved initial success. The number of mobile data subscribers exceeded 40 million. Volume of SMS (Short Message Services) exceeded 12.6 billion messages. Revenue from new businesses increased by 152 per cent. over the same period in year 2001, and its proportion to total revenue increased by 2.4 percentage points to 5.4 per cent. compared to year 2001. At the same time, GPRS (General Packet Radio Service) was commercially launched in the first half of year 2002. This secured the foundation for the future development of data business applications such as MMS (Multimedia Messaging Services).

During the past six months, given the Group's favourable network coverage and in light of the actual traffic volume, the Group has optimised its network and continued to expand network construction in high-density voice traffic areas, such as major commercial districts, traffic arteries and tourist attractions. Voice quality and network efficiency were improved, thereby utilising the Group's high quality, efficient, and unified all-digital networks to their fullest advantage. We focused on the construction of support networks and actively promoted customer-oriented management systems, thereby enhancing customer resources and customer relationship management and effectively supporting and achieving personalised and customized services. We also made considerable efforts to advance the Group's internal management analysis systems to ensure that the Group maintains and improves its business management and policy making standards.

The steady development of the Company's business bore a close correlation to the Company's clear and concise strategies, strict internal controls and its comprehensively improved management capabilities. During the first half of 2002, in order to consolidate the Group's competitive advantages and leading market position and maintain the Group's sustained development, we unswervingly pursued our general development strategy of combining organic and external growth. We confirmed the continuing utility of our established business and competitive strategies, implemented additional controls to maintain investments and advanced the pace of our human resources management in response to environmental and market changes. To ensure the effective realization of our business objectives, the Company undertook systematic training and development of mid to senior-level management within the subsidiaries, using budgeting and performance management tools to cascade its operational objectives through the different strata of management, even reaching individual employees. We further refined the Company's internal controls and internal audit process and enhanced the Company's financial management and risk controls, with continued emphasis on the management principles of credibility, regularity and transparency, as well as prudent and stable financial and accounting policies, with a view to ensuring the truthfulness, accuracy and timeliness of disclosure data.

On 1 July 2002, the Company completed the acquisition of Anhui Mobile and the rest of the eight mobile telecommunications companies. The eight acquired companies, all situated in areas with high rates of economic growth, have vast market potential. As at the end of June 2002, the overall mobile telephone penetration rate in these areas was only 8.6 per cent., which provides enormous room for the Group's future growth. Following the completion of the acquisition, the Company attained contiguous coverage over twenty-one of the economically more advanced provinces, municipalities and autonomous region in China, with a total population in excess of one billion residing in its service area. This greatly enhanced the Company's overall business growth potential. Through the process of restructuring during the acquisition, the Company availed itself of the opportunity to advance enterprise reforms within the newly acquired companies. Various training programs were organized to speed the transformation of the subsidiaries' management structures and management philosophy. This proactive integration of the subsidiaries allowed the full benefits of economies of scale and synergies from the acquisition to be realized more quickly and completely. As at 30 June 2002, the eight newly acquired companies' subscriber base totalled 25.14 million, representing a net increase of 4.22 million subscribers over the end of year 2001. Operating revenue reached RMB15.2 billion, representing an increase of 19 per cent. over the same period in year 2001. EBITDA reached RMB8.0 billion, representing an increase of 27 per cent. over the same period last year. Net profit reached RMB2.8 billion, representing an increase of 71 per cent. from the same period in year 2001. Furthermore, EBITDA margin was 52.8 per cent. and the rate of decrease in ARPU slowed. Assuming that the acquisition of the eight companies had been completed on 1 January 2002, the pro-forma combined subscriber base of the Group's twenty-one subsidiaries would have been 105 million, and the pro-forma combined operating revenue, EBITDA and net profit would have been RMB70.4 billion, RMB41.5 billion and RMB16.6 billion, respectively. The Company will continue to endeavor to optimize the operating synergies of the Group and, hence, the overall enterprise value of the Company.

The Company has always focused on investing in opportunities in China's telecommunications market that offer high growth in order to create shareholder value. The Company has not distributed any dividends in the past. Having comprehensively considered all relevant factors, including the fact that the Company utilized US$3.15 billion to satisfy the cash portion of the consideration for the Company's recently completed acquisition of Anhui Mobile and the rest of the eight mobile telecommunications companies, the Board does not recommend the payment of an interim dividend for year 2002. The Board believes that the Company's robust cash flow can support the realization of the Company's long-term development objectives, while at the same time also permitting the distribution of appropriate dividends to our shareholders. Therefore, barring unforeseen circumstances, the Company will pay a final dividend in respect of the financial year ending 31 December 2002. Depending on the Company's overall operational and cash flow positions at the relevant time, the specific amounts of such dividends will be recommended by the Board to our shareholders.

The performance of the Company won popular recognition from various sectors. In the last six months, the Company was awarded "Best in Corporate Governance, China" by The Asset; ranked first in the "Best Financial Management" in the China division by FinanceAsia; ranked first again in the China Division in the "Asia's Best Credits 2002" survey by The Asset; and ranked first in "The Top 200 Emerging-Market Companies" in 2002 by Business Week (which ranks companies by market capitalisation), marking the third time in a row that the Company has received this latter award. The

Company also ranked third in terms of revenue in FORTUNE's list of "The China 100", and for the first time was included as one of "The World's 400 A-List Companies 2002" in a listing compiled by Forbes. China Mobile was the only Chinese company to be so listed.

On 3 July 2002, Mr. Ding Donghua, former Director and Chief Financial Officer of the Company, retired. Further, Professor Arthur Li Kwok Cheung resigned as an independent non-executive director on 1 August 2002, as he assumed the key post of Secretary for Education and Manpower of the Government of the Hong Kong Special Administrative Region. On behalf of the Board, I take this opportunity to acknowledge Mr. Ding's and Professor Li's diligence and commitment throughout these years, and to extend the highest regard and deepest gratitude for their outstanding achievements and contributions to the Company. On 3 July 2002, Mr. Xue Taohai was appointed as Director, Vice Chairman and Chief Financial Officer of the Company. Mr. Xue has over 23 years of experience in the telecommunications industry and financial management. The Company believes that Mr. Xue's appointment will be of great benefit to the Company. I take this opportunity to welcome Mr. Xue Taohai as a member of the Board.

Looking to the future, despite the slowdown in the global economy, China's economy continues to develop at a pace faster than that of many other areas around the globe. The growth of China's economy will continue to actively promote the growth of the telecommunications business. With the substantial development potential of Mainland China's telecommunications market, the steady enhancement of the Company's management capabilities and the economies of scale achieved by the Company through the recent acquisition, I am confident about the Company's stable and sustained development. I am also confident about enhancing the management capabilities and operating results of the eight newly acquired companies. I believe the growth in voice mobile businesses will continue to represent the mainstream of the Group's business development, and that it provides a solid foundation. Other mobile value-added businesses, in particular, data services, will become the main areas for growth among our new businesses. Despite the changing competitive environment ahead, the Company will, as always, persevere in pursuing established development strategies; focus on developing its core businesses; and accelerating the integration of the newly acquired subsidiaries. The Company will also enhance internal management and enterprise reforms, control investments and economize on expenses, enhance efficiency and benefits, bolster core competitiveness, maintain sustainable enterprise development, provide quality services to our customers and generate greater returns to our shareholders.



WANG XIAOCHU
Chairman and Chief Executive Officer
Hong Kong, 14 August 2002

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED 30 JUNE 2002
(EXPRESSED IN RENMINBI)

                                                                 SIX MONTHS ENDED 30 JUNE
                                                              -----------------------------
                                                                     2002              2001
                                                              -----------       -----------
                                                    Note      RMB million       RMB million
OPERATING REVENUE (TURNOVER)                           3
Usage fees                                                         40,875            35,457
Monthly fees                                                        6,940             7,020
Connection fees                                                        --               711
Other operating revenue                                4            7,331             5,676
                                                                   ------            ------
                                                                   55,146            48,864
OPERATING EXPENSES
Leased lines                                                        2,767             2,196
Interconnection                                                     6,615             6,839
Depreciation                                                       10,465             8,083
Personnel                                                           3,002             2,792
Other operating expenses                                           10,184             8,598
                                                                   ------            ------
                                                                   33,033            28,508

PROFIT FROM OPERATIONS                                             22,113            20,356

OTHER NET INCOME                                                      855               737

NON-OPERATING NET INCOME                                              474               124

INTEREST INCOME                                                       235               457

FINANCE COSTS                                                        (664)             (956)
                                                                  -------           -------
PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION        5           23,013            20,718

TAXATION                                               6           (7,800)           (6,909)
                                                                  -------           -------
PROFIT FROM ORDINARY ACTIVITIES AFTER TAXATION                     15,213            13,809

MINORITY INTEREST                                                       2                --
                                                                   ------            ------
PROFIT ATTRIBUTABLE TO SHAREHOLDERS                                15,215            13,809
                                                                   ======            ======

EARNINGS PER SHARE

BASIC                                               7(a)   RMB82 cents   RMB74 cents
DILUTED                                             7(b)   RMB82 cents   RMB74 cents

EBITDA (RMB MILLION)                                8           33,433        29,176

UNAUDITED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE 2002
(EXPRESSED IN RENMINBI)


                                                                             PRC
                            SHARE      SHARE     CAPITAL    GENERAL    STATUTORY      RETAINED
                          CAPITAL    PREMIUM     RESERVE    RESERVE     RESERVES       PROFITS       TOTAL
                          -------    -------    --------    -------    ---------      --------      -------
                              RMB        RMB         RMB        RMB          RMB           RMB          RMB
                          million    million     million    million      million       million      million
At 1 January 2002           1,986    347,011    (296,470)        72       17,676        41,504      111,779
Issue of new shares            25      6,180          --         --           --            --        6,205
Expenses incurred for
issuance of new shares         --       (236)         --         --           --            --         (236)
Net profit for the
 period                        --         --          --         --           --        15,215       15,215
                            -----    -------    --------         --       ------        ------      -------
At 30 June 2002             2,011    352,955    (296,470)        72       17,676        56,719      132,963
                            =====    =======    ========         ==       ======        ======      =======


                                                                           PRC
                            SHARE      SHARE    CAPITAL    GENERAL   STATUTORY     RETAINED
                          CAPITAL    PREMIUM    RESERVE    RESERVE    RESERVES      PROFITS       TOTAL
                          -------    -------    --------   -------   ---------     --------     -------
                              RMB        RMB        RMB        RMB         RMB          RMB         RMB
                          million    million    million    million     million      million     million
At 1 January 2001           1,986    347,007    (296,470)       72      12,643       18,522      83,760
Shares issued under
 share option scheme           --          2          --        --          --           --           2
Net profit for the
 period                        --         --          --        --          --       13,809      13,809
                            -----    -------    --------        --      ------       ------      ------
At 30 June 2001             1,986    347,009    (296,470)       72      12,643       32,331      97,571
                            =====    =======    ========        ==      ======       ======      ======


UNAUDITED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2002
(EXPRESSED IN RENMINBI)


                                                                        UNAUDITED           AUDITED
                                                                       At 30 June    At 31 December
                                                                             2002              2001
                                                                      -----------    --------------
                                                                Note  RMB million       RMB million
NON-CURRENT ASSETS
Fixed assets                                                              104,128           105,208
Construction in progress                                                   21,172            19,981
Interest in associates                                                         16                16
Investment securities                                                          78                77
Deferred tax assets                                                         1,339             1,476
Deferred expenses                                                             159               180
                                                                          -------           -------
                                                                          126,892           126,938
CURRENT ASSETS
Inventories                                                                   906             1,029
Amount due from ultimate holding company                           9        1,416               503
Accounts receivable                                               10        5,324             5,728
Other receivables                                                 11        1,284             1,189
Prepayments and other current assets                                        1,691             1,571
Deposits with banks                                                         4,709            14,970
Cash and cash equivalents                                         12       51,159            21,821
                                                                          -------           -------
                                                                           66,489            46,811
CURRENT LIABILITIES
Bank loans and other interest-bearing borrowings                  13       (3,828)           (4,531)
Bills payable                                                              (1,226)           (1,458)
Current instalments of obligations under finance leases                      (869)             (908)
Amount due to ultimate holding company                             9         (834)             (241)
Accounts payable                                                  14      (10,237)          (11,317)
Accrued expenses and other payables                                       (11,809)          (10,840)
Taxation                                                                   (4,891)           (6,003)
                                                                          -------           -------
                                                                          (33,694)          (35,298)

NET CURRENT ASSETS                                                         32,795            11,513

TOTAL ASSETS LESS CURRENT LIABILITIES                                     159,687           138,451

NON-CURRENT LIABILITIES
Bank loans and other interest-bearing borrowings                  13      (21,415)          (21,591)
Obligations under finance leases, excluding current instalments              (406)             (812)
Deferred revenue                                                           (4,712)           (4,237)
                                                                          -------           -------
                                                                          (26,533)          (26,640)

MINORITY INTERESTS                                                           (191)              (32)

NET ASSETS                                                                132,963           111,779
                                                                          =======           =======
CAPITAL AND RESERVES
Share capital                                                     15        2,011             1,986
Reserves                                                                  130,952           109,793
                                                                          -------           -------
                                                                          132,963           111,779
                                                                          =======           =======

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2002
(EXPRESSED IN RENMINBI)

                                                                   SIX MONTHS ENDED 30 JUNE
                                                                  -------------------------
                                                                         2002          2001
                                                                  -----------   -----------
                                                                  RMB million   RMB million
NET CASH FROM OPERATING ACTIVITIES                                     30,612        25,467

NET CASH USED IN INVESTING ACTIVITIES                                  (5,241)      (21,445)

NET CASH FROM/(USED IN) FINANCING ACTIVITIES                            3,967        (1,317)
                                                                       ------       -------
NET INCREASE IN CASH AND CASH EQUIVALENTS                              29,338         2,705

CASH AND CASH EQUIVALENTS AT 1 JANUARY                                 21,821        27,702
                                                                       ------       -------
CASH AND CASH EQUIVALENTS AT 30 JUNE                                   51,159        30,407
                                                                       ======       =======
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS
Deposits with banks maturing within three months when placed           26,827         8,897
Cash and bank balances                                                 24,332        21,510
                                                                       ------       -------
                                                                       51,159        30,407
                                                                       ======       =======


NOTES ON THE UNAUDITED INTERIM ACCOUNTS
(EXPRESSED IN RENMINBI)


1.   BASIS OF PREPARATION

     The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants ("HKSA").

     The interim results are unaudited, but have been reviewed by the Audit Committee of the Company and by the auditors, KPMG, in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the HKSA. KPMG's unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

     The unaudited consolidated financial information for the six months ended 30 June 2002 and 2001 includes the financial information of the Company and its subsidiaries, Guangdong Mobile Communication Company Limited, Zhejiang Mobile Communication Company Limited, Jiangsu Mobile Communication Company Limited, Fujian Mobile Communication Company Limited, Henan Mobile Communication Company Limited, Hainan Mobile Communication Company Limited, Beijing Mobile Communication Company Limited, Shanghai Mobile Communication Company Limited, Tianjin Mobile Communication Company Limited, Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited, Shandong Mobile Communication Company Limited, Guangxi Mobile Communication Company Limited, China Mobile (Shenzhen) Limited, Aspire Holdings Limited and Aspire Technologies (Shenzhen) Limited, (the "Group"), for the six months ended 30 June 2002 and 2001.

     The financial information relating to the financial year ended 31 December 2001 included in the interim accounts does not constitute the Group's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2001 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those accounts in their report dated 18 March 2002.

     The same accounting policies adopted in the 2001 annual accounts have been applied to the interim consolidated accounts.


2.   SEGMENT REPORTING

     No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the People's Republic of China (the "PRC") and less than 10 per cent. of the Group's turnover and contribution to profit from operations were derived from activities outside the Group's cellular telephone and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group's total assets.

3.   TURNOVER

     Turnover primarily represents usage fees and monthly fees for the use of the Group's cellular telephone networks, net of the PRC business tax and government surcharges. Business tax and government surcharges are charged at approximately 3 to 3.33 per cent. of the corresponding revenue.


4.   OTHER OPERATING REVENUE

     Other operating revenue mainly represents charges for wireless data and value-added services, roaming in fees and interconnection revenue.


5.   PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

     Profit from ordinary activities before taxation is arrived at after charging:

                                              SIX MONTHS ENDED 30 JUNE
                                            ---------------------------
                                                   2002            2001
                                            -----------     -----------
                                            RMB million     RMB million
Interest on borrowings                              664             956
Depreciation                                     10,465           8,083
Amortisation of deferred expenses                    21              19
Operating lease charges in respect of
-- properties                                       512             442
-- leased lines                                   2,767           2,196
-- others                                           263             206
Contribution to retirement scheme                   133             233
Selling and promotion expenses                    4,013           2,984
Provision for doubtful accounts                     834             936
                                                 ======           =====

6.   TAXATION

                                                                                    SIX MONTHS ENDED 30 JUNE
                                                                                  ---------------------------
                                                                                         2002            2001
                                                                                  -----------     -----------
                                                                                  RMB million     RMB million
Provision for PRC enterprise income tax on the estimated taxable profits for
 the period                                                                             7,653           6,793
Under/(over)-provision in respect of PRC enterprise income tax for prior
 period                                                                                    10            (200)
                                                                                        -----           -----
                                                                                        7,663           6,593
Transfer from deferred tax assets                                                         137             316
                                                                                        7,800           6,909
                                                                                        =====           =====

(i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the six months ended 30 June 2002 and 2001.

(ii) The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2002, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. and 15 per cent., respectively.


7.   EARNINGS PER SHARE

     (a)  Basic earnings per share

          The calculation of basic earnings per share for the six months ended 30 June 2002 is based on the profit attributable to shareholders of RMB15,215,000,000 (2001: RMB13,809,000,000) and the weighted average number of 18,622,401,068 shares (2001: 18,605,341,876 shares) in issue during the six months ended 30 June 2002.

     (b)  Diluted earnings per share

          The calculation of diluted earnings per share for the six months ended 30 June 2002 is based on the adjusted profit attributable to shareholders of RMB15,279,000,000 (2001: RMB13,874,000,000), after adding back the interest expense on the convertible notes and the weighted average number of 18,714,692,676 shares (2001: 18,700,015,844 shares) issued and issuable after adjusting for the effects of all dilutive potential ordinary shares as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.

     (c)  Reconciliations

                                                                                    SIX MONTHS ENDED 30 JUNE
                                                                                 ---------------------------
                                                                                        2002            2001
                                                                                 -----------     -----------
                                                                                 RMB million     RMB million
Profit attributable to shareholders used in calculating basic earnings per
 share                                                                                15,215          13,809
Interest expense on the convertible notes                                                 64              65
                                                                                      ------          ------
Profit attributable to shareholders used in calculating diluted earnings
 per share                                                                            15,279          13,874
                                                                                      ======          ======

                                                                       NUMBER OF SHARES        NUMBER OF SHARES
                                                                       ----------------        ----------------
Weighted average number of ordinary shares used in calculating
 basic earnings per share                                                18,622,401,068          18,605,341,876
Deemed issue of ordinary shares for no consideration                         92,291,608              94,673,968
Weighted average number of ordinary shares used in calculating
 diluted earnings per share                                              18,714,692,676          18,700,015,844
                                                                         ==============          ==============


8.   EBITDA

     EBITDA represents earnings before interest income, interest expense, non-operating net income/expenses, taxation, depreciation, amortisation and write-down and write-off of fixed assets. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles and should not be considered as representing net cash flows from operating activities. The computation of the Group's EBITDA may not be comparable to other similarly titled measures of other companies.


9.   AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

     Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business (see note 16).


10.  ACCOUNTS RECEIVABLE

     Accounts receivable, net of provision for doubtful accounts, are all outstanding for less than three months with the following ageing analysis:

                         UNAUDITED               AUDITED
                   AT 30 JUNE 2002   AT 31 DECEMBER 2001
                   ---------------   -------------------
                       RMB million           RMB million
Within 30 days               4,641                 5,100
31-60 days                     471                   443
61-90 days                     212                   185
                             -----                 -----
                             5,324                 5,728
                             =====                 =====

     Balances are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

11.  OTHER RECEIVABLES

     Included in other receivables as at 30 June 2002 are amounts due from the China Telecommunications Corporation ("China Telecom") and its subsidiaries (collectively the "China Telecom Group") and China Netcom Corporation ("China Netcom") and its subsidiaries (collectively the "China Netcom Group") totalling RMB147,000,000 (at 31 December 2001: RMB108,000,000),
     representing primarily interconnection income receivables. These balances are unsecured, non-interest bearing and repayable within one year.


12.  CASH AND CASH EQUIVALENTS

                                   UNAUDITED               AUDITED
                             AT 30 JUNE 2002   AT 31 DECEMBER 2001
                             ---------------   -------------------
                                 RMB million           RMB million
Deposits with banks                   26,827                 3,818
Cash at banks and in hand             24,332                18,003
                                      ------                ------
                                      51,159                21,821
                                      ======                ======


13.  BANK LOANS AND OTHER INTEREST-BEARING BORROWINGS


                                          UNAUDITED                                      AUDITED
                                        30 JUNE 2002                                 31 DECEMBER 2001
                        -------------------------------------------      -----------------------------------------
                            CURRENT     NON-CURRENT                          CURRENT    NON-CURRENT
                        LIABILITIES     LIABILITIES          TOTAL       LIABILITIES    LIABILITIES          TOTAL
                        -----------     -----------     -----------      -----------    -----------    -----------
                        RMB million     RMB million     RMB million      RMB million    RMB million    RMB million
Bank loans                    3,663           5,585           9,248            4,319          5,680          9,999
Other loans                     165             165             330              212            247            459
Fixed rate notes                 --           4,957           4,957               --          4,956          4,956
Convertible notes                --           5,708           5,708               --          5,708          5,708
Bonds                            --           5,000           5,000               --          5,000          5,000
                             ------          ------          ------            -----         ------         ------
                              3,828          21,415          25,243            4,531         21,591         26,122
                             ======          ======          ======            =====         ======         ======


14.  ACCOUNTS PAYABLE

     Included in accounts payable as at 30 June 2002 are amounts due to China Telecom Group and China Netcom Group totalling RMB1,766,000,000 (at 31 December 2001: RMB1,725,000,000), representing primarily payables for leased lines and interconnection expenses.

     The ageing analysis of accounts payable is as follows:


                                      UNAUDITED               AUDITED
                                AT 30 JUNE 2002   AT 31 DECEMBER 2001
                                ---------------   -------------------
                                    RMB million           RMB million
Amounts payable in the next:
1 month or on demand                      6,251                 5,964
2-3 months                                1,258                 1,634
4-6 months                                1,286                 1,022
7-9 months                                  621                 1,049
10-12 months                                821                 1,648
                                         ------                ------
                                         10,237                11,317
                                         ======                ======


15.  SHARE CAPITAL

     Issued and fully paid:

                                              AT 30 JUNE 2002
                             -----------------------------------------------
                              No. of shares    HK$ million    RMB EQUIVALENT
                             --------------    -----------    --------------
                                                                 RMB million
At 1 January 2002            18,605,405,241          1,861             1,986
Issue of new shares             236,634,212             24                25
                             --------------          -----             -----
30 June 2002                 18,842,039,453          1,885             2,011
                             ==============          =====             =====

     Pursuant to a resolution passed at the extraordinary general meeting held on 24 June 2002, the Company issued 236,634,212 ordinary shares of HK$0.10 each to Vodafone Holdings (Jersey) Limited, at a consideration of HK$24.7217 per share, for financing the acquisition of Anhui Mobile (BVI) Limited ("Anhui Mobile BVI"), Jiangxi Mobile (BVI) Limited ("Jiangxi Mobile BVI"), Chongqing Mobile (BVI) Limited ("Chongqing Mobile BVI"), Sichuan Mobile (BVI) Limited ("Sichuan Mobile BVI"), Hubei Mobile (BVI) Limited ("Hubei Mobile BVI"), Hunan Mobile (BVI) Limited ("Hunan Mobile BVI"), Shaanxi Mobile (BVI) Limited ("Shaanxi Mobile BVI") and Shanxi Mobile Communication (BVI) Limited ("Shanxi Mobile BVI") from China Mobile Hong Kong (BVI) Limited ("CMHK(BVI)") (see note 18).

     At 30 June 2002, the outstanding options were as follows:

                                                                        PRICE PER SHARE TO BE     NO. OF SHARES INVOLVED IN THE
DATE OF OPTIONS                   NORMAL PERIOD DURING WHICH              PAID ON EXERCISE OF        OPTIONS OUTSTANDING AT THE
GRANTED                                  OPTIONS EXERCISABLE                          OPTIONS                        PERIOD END
----------------          ----------------------------------            ---------------------     -----------------------------
9 March 1998                    9 March 1998 to 8 March 2006                         HK$11.10                         2,100,000
26 November 1999          26 November 1999 to 7 October 2007                         HK$33.91                         3,500,000
26 November 1999          26 November 2002 to 7 October 2007                         HK$33.91                         3,500,000
25 April 2000                25 April 2002 to 7 October 2007                         HK$45.04                        15,161,000
25 April 2000                25 April 2005 to 7 October 2007                         HK$45.04                        15,161,000
22 June 2001                  22 June 2003 to 7 October 2007                         HK$32.10                        37,823,750
22 June 2001                  22 June 2006 to 7 October 2007                         HK$32.10                        37,823,750
                                                                                                                    -----------
                                                                                                                    115,069,500
                                                                                                                    ===========

     Pursuant to a resolution passed at an annual general meeting held on 24 June 2002, the share option scheme established on 8 October 1997 was terminated and a new share option scheme was adopted. No option had been granted to the Directors and employees during the six months ended 30 June 2002. Share options involving a total number of 781,500 ordinary shares previously granted to certain employees were cancelled during the period.

     None of the Directors and employees exercised their options to subscribe for shares of the Company during the six months ended 30 June 2002.


16.  RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     The majority of the Group's business activities are conducted with China Mobile Communications Corporation ("China Mobile")(the company's ultimate holding company) and its subsidiaries, other than the Group, (the "China Mobile Group"). The following is a summary of principal related party transactions which were entered into by the Group with the China Mobile Group for the six months ended 30 June 2002 and 2001.

                                                                                   SIX MONTHS ENDED 30 JUNE
                                                                                  --------------------------
                                                                                         2002           2001
                                                                                  -----------    -----------
                                                                          Note    RMB million    RMB million
Interconnection revenue                                                    (i)          1,020            904
Interconnection charges                                                   (ii)            976            876
Leased line charges                                                      (iii)            163            139
Roaming revenue                                                           (iv)          2,487          2,315
Roaming expenses                                                           (v)          2,620          2,195
Spectrum fees                                                             (vi)             12             14
Operating lease charges                                                  (vii)             58             66
Debt collection service fees                                            (viii)             --            393
Roaming billing processing fees                                         (viii)            115             92
Equipment maintenance service fees                                        (ix)             13              4
Construction and related service fees                                      (x)             47             44
Purchase of transmission tower and transmission tower-related
 service and antenna maintenance service fees                             (xi)             --             45
Prepaid card sales commission income                                     (xii)             80            184
Prepaid card sales commission expenses                                   (xii)             87            241
Technology platform development and maintenance service income          (xiii)             13             --
                                                                                        =====          =====

(i) Interconnection revenue represents the amounts received or receivable from the China Mobile Group in respect of long distance calls made by non-subscribers.

(ii) Interconnection charges represent the amounts paid or payable to the China Mobile Group in respect of long distance calls made by the Group's subscribers roaming outside their registered provinces.

(iii) Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group's mobile switching centres together and with other mobile switching centres of the China Mobile Group.

(iv) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming in calls, in addition to applicable long distance charges. Roaming revenue represents domestic and international roaming in usage charges from non-subscribers received or receivable from the relevant domestic and international cellular telephone operators through the China Mobile Group.

(v) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming out calls, in addition to applicable long distance charges. Roaming expenses represent the amount of domestic and international roaming out charges received or receivable from subscribers which is to be remitted to the relevant domestic and international cellular telephone operators for their share of the roaming revenue through the China Mobile Group.

(vi) Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company's subsidiaries in the PRC.

(vii) Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

(viii) The Group entered into certain services agreements in respect of marketing services, debt collection services and roaming billing processing with subsidiaries of China Mobile.

       Debt collection service fees represent the amounts paid or payable to subsidiaries of China Mobile for their provision of debt collection services to the Company's subsidiaries.

       Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company's subsidiaries.

(ix) Equipment maintenance service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of the maintenance services to the Company's subsidiaries.

(x) Construction and related service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of construction services to the Company's subsidiaries.

(xi) This represents payment made by Hebei Mobile to acquire transmission towers from relevant subsidiaries of China Mobile and expenses paid or payable to relevant subsidiaries of China Mobile for the provision of transmission tower related services and antenna maintenance services provided to Hebei Mobile.

(xii) Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company's subsidiaries or paid/payable by the Company's subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.

(xiii) Technology platform development and maintenance service income represents the amounts received or receivable from China Mobile in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the Mobile Information Service Centre platform.


17.  COMMITMENTS

     (a)  Capital commitments

          Capital commitments outstanding not provided for in the accounts were as follows:

                                                             UNAUDITED         AUDITED
                                                            AT 30 JUNE  AT 31 DECEMBER
                                                                  2002            2001
                                                           -----------  --------------
                                                           RMB million     RMB million
Commitments in respect of land and buildings
-- authorised and contracted for                                 1,323           1,447
-- authorised but not contracted for                             4,981           3,915
                                                                ------          ------
                                                                 6,304           5,362
                                                                ======          ======
Commitments in respect of telecommunications equipment
-- authorised and contracted for                                10,379           8,919
-- authorised but not contracted for                            30,990          31,419
                                                                ------          ------
                                                                41,369          40,338
                                                                ======          ======
Total commitments
-- authorised and contracted for                                11,702          10,366
-- authorised but not contracted for                            35,971          35,334
                                                                ------          ------
                                                                47,673          45,700
                                                                ======          ======

     (b)  Operating lease commitments

          The total future minimum lease payments under non-cancellable operating leases are payable as follows:

                                           LAND AND BUILDINGS   LEASED LINES          OTHERS           TOTAL
                                           ------------------   ------------     -----------     -----------
                                                  RMB million    RMB million     RMB million     RMB million
At 30 June 2002
Within one year                                           649          3,477             401           4,527
After one year but within five years                    1,482          4,527             575           6,584
After five years                                        1,131            340             348           1,819
                                                        -----          -----          ------          ------
                                                        3,262          8,344           1,324          12,930
                                                        =====          =====          ======          ======
At 31 December 2001
Within one year                                           647          4,013             397           5,057
After one year but within five years                    1,588          4,746             788           7,122
After five years                                        1,170            919             438           2,527
                                                        -----          -----          ------          ------
                                                        3,405          9,678           1,623          14,706
                                                        =====          =====          ======          ======


18.  POST BALANCE SHEET EVENTS

     On 1 July 2002, the acquisition of the entire issued share capital of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI from CMHK(BVI), the immediate holding company of the Company, for a total consideration of US$8,573,000,000 (equivalent to RMB70,959,000,000) was completed. At the same date, 827,514,446 ordinary shares of HK$0.10 each were issued and credited as fully paid to CMHK(BVI) at HK$24.7217 per share as part of the consideration for the acquisition.


19.  COMPARATIVE FIGURES

     Certain comparative figures have been adjusted as a result of changes in accounting disclosures for condensed cash flow statement in order to comply with SSAP 15.


DISCUSSIONS OF SELECTED ITEMS IN THE INTERIM RESULTS

1.   ROBUST CASH FLOW AND SOLID CAPITAL STRUCTURE

     In light of the Group's increased revenue and its effective cost management efforts, the Group's strong cash flow was maintained. The Group's free cash flow (cash flow from operating activities after deducting tax and capital expenditure paid) for the first six-month period of 2002 was RMB13,994 million.

     As at 30 June 2002, the Group's debt to capitalization ratio (capitalization represents the sum of total debt and shareholders' equity) was approximately 17.3 per cent., which represented a decrease of 3.5 percentage points compared with that at the end of 2001. As at 30 June 2002, total cash and bank balance of the Group was RMB55,868 million, of which 77.7 per cent., 9.6 per cent. and 12.7 per cent. was denominated in RMB, US dollars and Hong Kong dollars, respectively.

     At the end of June 2002, short-term and long-term borrowings of the Group totaled RMB27,744 million, representing a decrease of RMB1,556 million over year-end 2001. 58.5 per cent. and 41.5 per cent. of the borrowings were denominated in RMB (mainly represented by RMB denominated bonds, bank loans and finance leases) and US dollars (mainly represented by US dollar fixed rate notes and convertible notes), respectively. 35.6 per cent. of the total borrowings of the Group were made at floating interest rates. The average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings) of the Group was maintained at approximately
     4.7 per cent. in the first half of 2002, whereas the interest coverage multiple (ratio of earnings before interest and tax to interest expenses) amounted to 35 times. Net cash position was RMB28,124 million. These indicate an improvement over the results recorded for last year and reflect the Group's long-standing prudent financial risk management policies, as well as its strong cash flow and repayment capabilities. Upon the completion of the acquisition of the eight mobile telecommunication companies in Anhui and the other provinces and municipality, pro-forma combined net debt as at 1 July 2002 was RMB31,477 million. Pro-forma combined debt to capitalization ratio as at 1 July 2002 was 30.1 per cent., which remained at a prudent level.

     The Group will continue to pursue prudent financial policies, strictly control financial risks, improve financial management procedures, maintain debts at a prudent level and enhance its capital structure. The Group will endeavour to broaden its revenue sources, reduce expenditures and reinforce and develop favorable economic efficiency, with a view to generating greater returns to our shareholders.


2.   CAPITAL EXPENDITURE

     The Group's planned capital expenditure (as part of a three-year rolling capital expenditure plan) for 2002 is approximately US$4.5 billion, while actual investments made in the first half of 2002 totaled approximately US$1.78 billion.

     In order to facilitate further business development and explore new business opportunities, the Group has budgeted total capital expenditure of approximately US$12.4 billion for the period from 2002 through 2004. The capital expenditure is expected to be financed largely out of the

     Group's internal cash flow generated from operations. The Group will invest the planned capital expenditure primarily in the construction of GSM networks, support systems, transmission facilities and infrastructure buildings and the development of new technologies and new businesses.


3.   PERSONNEL EXPENSES

     The Group employed a total of 39,558 employees as of 30 June 2002. Personnel expenses for the period were RMB3,002 million, representing approximately 5 per cent. of operating revenue, which was comparable with that for 2001. Increased incentive compensation to outstanding employees enables the Group to retain and attract talented staff. Concurrently, the Group endeavored to effectively control total personnel expenses and maintain salaries at a level representing a reasonable percentage of operating revenue. In order to align the interests of staff with those of shareholders, share options were granted to employees under the Company's share option scheme. Further details of the share option scheme and the share options granted are set forth in Note 15 of the "Notes on the Unaudited Interim Accounts" and in the section "Directors' rights to acquire shares" in the 2002 Interim Report to be sent to shareholders. The Group has also periodically provided training to its staff to encourage continuous learning and self-development, thus ensuring the Group's competitiveness in the ever-changing market environment.


PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2002, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.


AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the unaudited interim accounts for the six months ended 30 June 2002.


COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company was not at any time during the six months ended 30 June 2002 in compliance with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in Appendix 14 to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except that the non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.


INTERIM REPORT

The 2002 Interim Report containing all the information required by the Listing Rules will be published on the websites of the Stock Exchange in due course.

The 2002 interim financial information set out above does not constitute the Group's statutory accounts for the six months ended 30 June 2002 but is derived from the condensed financial statements for the six months ended 30 June 2002 to be included in the 2002 Interim Report. The 2002 Interim Report will be delivered to the Registrar of Companies, and despatched to shareholders as well as made available on the Company's website at http://www.chinamobilehk.com.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.